SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 3)*

Capital Southwest Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

140501107

(CUSIP Number)

November 11, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William R. Thomas III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
295,015 (SEE ITEM 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
295,015 (SEE ITEM 4)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,015
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Estate of William R. Thomas, Jr. 26-6616637
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
68,235

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
68,235

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,235
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ITEM 1.     (a)    Name of Issuer:  Capital Southwest Corporation

                   (b)    Address of Issuer’s Principal Executive Offices:  12900 Preston Road, Suite 700, Dallas, Texas 75230

ITEM 2.     (a)    Name of Person Filing

    William R. Thomas III

            The Estate of William R. Thomas, Jr.

(b)

Address of Principal Business Office or, if none, Residence

12900 Preston Road, Suite 700, Dallas, Texas 75230

(c)

Citizenship:  USA

(d)

Title of Class of Securities:  Common Stock, par value $1.00 per share

(e)

CUSIP Number:  140501107

ITEM 3.    If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	(i)	William R. Thomas III – 295,015*
	(ii)	The Estate of William R. Thomas, Jr. – 68,235

(b)	Percent of class:

	(i)	William R. Thomas III – 7.9%
	(ii)	The Estate of William R. Thomas, Jr. – 1.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

		(A)	William R. Thomas III – 295,015*
		(B)	The Estate of William R. Thomas, Jr. – 68,235

	(ii)	Shared power to vote or to direct the vote:

		(A)	William R. Thomas III – 0
		(B)	The Estate of William R. Thomas, Jr. – 0

	(iii)	Sole power to dispose or to direct the disposition of:

		(A)	William R. Thomas III – 295,015*
		(B)	The Estate of William R. Thomas, Jr. – 68,235

	(iv)	Shared power to dispose or to direct the disposition of:

		(A)	William R. Thomas III – 0
		(B)	The Estate of William R. Thomas, Jr. – 0

* William R. Thomas III owns 12,443 shares of Common Stock in his individual capacity and indirectly owns 2,752 shares of Common Stock for the benefit of his minor children. In accordance with Rule 13d-3(d)(1)(i), Mr. Thomas is also deemed to be the beneficial owner of 5,060 shares of Common Stock that are subject to options owned by Mr. Thomas and exercisable within 60 days of the date of this filing. Mr. Thomas is also the executor of the Estate of William R. Thomas, Jr., (the “Estate”) which owns 68,235 shares of Common Stock of the Issuer. In addition, Mr. Thomas is President and sole manager of Thomas Heritage Company, L.L.C., the sole general partner (the “General Partner”) of Thomas Heritage Partners, Ltd. (the “Partnership”). In such capacity, Mr. Thomas has sole voting and investment power over 206,525 shares of Common Stock owned by the Partnership.

Mr. Thomas disclaims beneficial ownership of the securities of the Issuer owned by the Estate. Mr. Thomas also disclaims beneficial ownership of the securities of the Issuer owned by the Partnership except to the extent of his limited partnership interest in the Partnership and his membership interest in the General Partner. The filing of this Schedule 13G shall not be construed as an admission that Mr. Thomas is the beneficial owner of such securities for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

ITEM 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

206,525 shares of the Common Stock identified in this Schedule 13G are owned by the Partnership, which has the right to receive dividends from such securities and the proceeds from the sale of such securities. The General Partner has the power to direct the receipt of dividends from such securities and the proceeds from the sale of such securities as per the pro-rata ownership of the limited partners.

ITEM 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.     Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.     Notice of Dissolution of Group.

On November 11, 2009, William R. Thomas resigned as Trustee of the Thomas Heritage Charitable Lead Trust (the “Trust”). In connection therewith, the Trust withdrew as a member of the group whose holdings in Capital Southwest Corporation are reported on this Schedule 13G.

ITEM 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2009

/s/ William R. Thomas, III

William R. Thomas III

THE ESTATE OF WILLIAM R. THOMAS, JR.

By: /s/ William R. Thomas, III

     William R. Thomas III, Executor

EXHIBIT A
Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated November 16, 2009 containing the information required by Schedule 13G for the shares of common stock, par value $1.00 per share, of Capital Southwest Corporation held by William R. Thomas III and the Estate of William R. Thomas, Jr.

Dated: November 16, 2009

/s/ William R. Thomas, III

William R. Thomas III

THE ESTATE OF WILLIAM R. THOMAS, JR.

By: /s/ William R. Thomas, III

     William R. Thomas III, Executor